SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2010

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

Announcement  |  Lisbon  |  14 June 2010

Qualified Holding

Portugal Telecom, SGPS, S.A. (“PT”) hereby informs that it has received the following communications on qualified holdings in PT:

1.               On 8 June 2010, Barclays Capital Securities Ltd (a subsidiary of Barclays Plc) qualified holding in PT became less than 2% of the voting rights corresponding to the share capital of PT.

This change resulted from the disposal in an on-market transaction of 121,778 ordinary shares of PT,  representing 0.01% of PT’s share capital and corresponding voting rights.

2.               On 4 June 2010, Barclays Capital Securities Ltd qualified holding in PT, became higher than 2% of the voting rights corresponding to the share capital of PT.

This change resulted from the acquisition in an on-market transaction of 204,563 ordinary shares of the PT representing 0.02% of PT’s share capital and corresponding voting rights.

In addition, PT was further informed, that Barclays Capital Securities Ltd held a financial instrument by way of a forward contract with an expiration date of 18 August 2010, corresponding to 10,100,000 PT ordinary shares, representing 1.13% of the voting rights and it held two call options with expiration dates of 7 and 9 July 2010, respectively of 13,401 and 21,745 PT ordinary shares, representing respectively of 0.001% and 0.002% of the voting rights.

As a result of such transactions, Barclays Plc held a total of 18,006,471 ordinary shares representing 2.01% of PT’s share capital and corresponding voting rights.

Additionally, PT was informed that such holding is attributed to Barclays Plc through the following entities:

•             Barclays Bank Plc: 493,193 ordinary shares representing 0.05% of the share capital and voting rights in PT;

•             Barclays Bank SA: 104,855 ordinary shares representing 0.001% of the share capital and voting rights in PT;

•             Barclays Capital Inc: 106,720 ordinary shares representing 0.01% of the share capital and voting rights in PT;

•             Barclays Capital Luxembourg SaRL: 250,000 ordinary shares representing 0.03% of the share capital and voting rights in PT;

•             Barclays Capital Securities Ltd: 16,733,793 ordinary shares (corresponding to 6,598,647 ordinary shares and 10,135,146 ordinary shares via financial instruments), representing 1.87% of the share capital and voting rights in PT;

•             Barclays Wealth Managers Portugal — SGFIM S.A.: 317,910 ordinary shares representing 0.04% of the share capital and voting rights in PT;

This statement is pursuant to the terms and for the purposes of article 17 of the Portuguese Securities Code, following communications on 9 and 10 June 2010, received from Barclays Plc, with head office at 1 Churchill Place, London E14 5HP, United Kingdom.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 14, 2010

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.